                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the Year Ended December 31, 2003

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                     SHOPKO STORES, INC. SHARED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           SHOPKO STORES, INC.
                           700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

                                    SHOPKO STORES, INC. SHARED
                                    SAVINGS PLAN

                                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                                    DECEMBER 31, 2003 AND 2002, SUPPLEMENTAL
                                    SCHEDULE AS OF DECEMBER 31, 2003, AND REPORT
                                    OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
                                    FIRM

SHOPKO STORES, INC. SHARED SAVINGS PLAN

--------------------------------------------------------------------------------


TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm......................................................1

Financial Statements
     Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002........................2
     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003
     and 2002................................................................................................3
     Notes to Financial Statements...........................................................................4

Supplemental Schedule
     Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of
     December 31, 2003......................................................................................11

Signatures..................................................................................................12

Exhibit - Consent of Independent Registered Public Accounting Firm..........................................13




All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Retirement Committee
ShopKo Stores, Inc. Shared Savings Plan
Green Bay, Wisconsin


We have audited the accompanying financial statements of ShopKo Stores, Inc. Shared Savings Plan (the "Plan") as of December 31, 2003 and 2002, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 18, 2004

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2003 AND 2002

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 2003                 2002
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
  Mutual funds                                                                            $    129,451,552     $    96,768,869
  Pooled collective funds                                                                      166,409,620         150,182,489
  Common stock - ShopKo Stores, Inc.                                                            20,220,341          17,283,456
  Participants' loans                                                                            6,995,730           8,134,682
-------------------------------------------------------------------------------------------------------------------------------

    Total investments                                                                          323,077,243         272,369,496

Receivables:
  Accrued interest and dividends                                                                    21,466              30,614
  Employer contributions                                                                         5,409,197

Cash                                                                                               896,280             342,875
-------------------------------------------------------------------------------------------------------------------------------

Total assets and net assets available for benefits                                        $    329,404,186     $   272,742,985
===============================================================================================================================



See accompanying notes to financial statements.                                2

SHOPKO STORES, INC. SHARED SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2003                2002
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Net appreciation (depreciation) in fair value of investments                            $     48,165,888     $   (26,481,729)
  Interest and dividends                                                                         2,547,290           2,231,988
-------------------------------------------------------------------------------------------------------------------------------

    Total investment income (loss)                                                              50,713,178         (24,249,741)
-------------------------------------------------------------------------------------------------------------------------------

Contributions:
  Employer                                                                                      12,683,321           7,320,297
  Participants                                                                                  15,183,822          14,817,937
  Rollovers                                                                                        766,352             155,457
-------------------------------------------------------------------------------------------------------------------------------

    Total contributions                                                                         28,633,495          22,293,691
-------------------------------------------------------------------------------------------------------------------------------

    Total investment income (loss) and contributions                                            79,346,673          (1,956,050)
-------------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
  Benefits paid to participants                                                                 22,648,681          22,844,602
  Administrative expenses                                                                           36,791              26,491
-------------------------------------------------------------------------------------------------------------------------------

    Total costs and expenses                                                                    22,685,472          22,871,093
-------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                                                                         56,661,201         (24,827,143)
Net assets available for benefits, beginning of year                                           272,742,985         297,570,128
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits, end of year                                            $    329,404,186     $   272,742,985
===============================================================================================================================




See accompanying notes to financial statements.                                3

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1    PLAN DESCRIPTION

          The following description of ShopKo Stores, Inc. Shared Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          Under provisions of the Plan, all employees of ShopKo Stores, Inc. and its subsidiaries (the "Company"), the Plan sponsor, who are 18 years of age or older and have been employed for three months, are eligible to participate in the Plan. The contributions are limited to the amount deductible for federal income tax purposes. Company profit sharing contributions to the Plan are determined each year at the discretion of the Company's Board of Directors. Company profit sharing contributions are allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) have attained age 20, are employed on the last day of the Plan year, and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55.

          Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company profit sharing contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 50% of their recognized compensation, as defined. The Plan provides for an employer matching contribution allocated to eligible participants' accounts. Eligible participants must be at least 20 years old and have worked full time (1,000 hours) for at least one year. The matching contribution for fiscal 2003 and 2002 was equal to 100% of the first 3% and 50% of the next 2% of compensation contributed by the participating employee. Participant contributions and employer matching contributions are 100% vested at all times. Participants currently employed can only withdraw their vested account balances in financial hardship situations.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1    PLAN DESCRIPTION (Continued)

          Participant profit sharing accounts, which relate to profit sharing contributions, are fully vested after the third year of service with a 1,000 hours of service in each year with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated to the accounts of the remaining participants, as defined in the Plan agreement.

          Participants are permitted to take out loans against their 401(k) and rollover accounts. Loans are subject to the approval of the Retirement Committee. Loans may not exceed the lesser of $50,000 or one-half of the participant's vested total account balance. Loans may not be less than $1,000. The duration of each loan is determined by the participant, up to a maximum of five years, except for 1) Pamida, Inc. ("Pamida") employees who were merged into the Plan and 2) for the purchase of a primary residence. Generally, Pamida employees were allowed loans up to a maximum of ten years under the Pamida plan and the Shared Savings Plan allowed for these loans to continue. Loans for the purchase of a primary residence are allowed up to a maximum of ten years. Loan payments are made together with interest, through payroll deductions. Loans bear interest equal to the prime rate plus 1%. The interest rates on current loans outstanding range from 5.0% to 15.1%.

          Participants may elect to take an in-service withdrawal from their profit sharing account without being required to request a loan first. An in-service withdrawal may be requested for medical expenses not covered by insurance or to reimburse for expenses caused by natural disasters.

          Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

          Participants direct the investment of their account balances into one or more investment options offered by the Plan.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1    PLAN DESCRIPTION (Continued)

          Benefits payable which were authorized but not yet paid as of December 31, 2003 and 2002, aggregated $100,670 and $254,910, respectively, and are included in net assets available for benefits for reporting purposes.

          Administrative expenses are paid by the Plan.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF PRESENTATION

          The financial statements of the Plan are presented on the accrual basis of accounting.



          INVESTMENT VALUATION AND INCOME RECOGNITION

          The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those investments that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. The Plan's investment in the pooled collective fund that in turn holds investment contracts are valued at the contract value of the underlying investment contracts, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses.

          The Plan invests in various securities including common stock, mutual funds and pooled collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued as earned.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


          USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          PAYMENT OF BENEFITS

          Benefits are recorded when paid.

NOTE 3    PLAN TERMINATION

          Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

NOTE 4    TRUSTEE AND ADMINISTRATION OF THE PLAN

          Effective March 1, 1996, the Retirement Committee appointed as trustee and record keeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on such investments.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


NOTE 5    INVESTMENTS

          The market value of investments that individually exceed 5% or more of the Plan's net assets available for benefits at December 31, 2003 and 2002, are as follows:


                                                                             2003                2002
          ----------------------------------------------------------------------------------------------

          AETC Stable Capital Fund II*                                   $81,198,414         $81,503,438
          AXP New Dimensions Fund*                                        66,462,836          56,315,785
          AET Equity Index I Fund*                                        32,976,176          24,555,440
          AET Horizon Medium-Term Fund*                                   30,369,174          26,918,297
          Templeton Foreign Fund                                          24,661,507          19,382,224
          Common Stock - ShopKo Stores, Inc.*                             20,220,341          17,283,456
          AET Midcap Growth II Fund*                                      18,127,491          14,241,584
          Heartland Value Fund                                            17,518,323







          *Party-in-interest

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 5    INVESTMENTS (Continued)

          During the years ended December 31, 2003 and 2002, net appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) is as follows:


                                                                                       2003                2002
          ---------------------------------------------------------------------------------------------------------
          AXP New Dimensions Fund*                                                 $12,982,007        $(16,811,957)
          Templeton Foreign Fund                                                     5,278,334          (2,164,887)
          AETC Stable Capital Fund II*                                               3,685,403           3,850,194
          Common Stock - ShopKo Stores, Inc.*                                        4,197,310           7,572,304
          AET Midcap Growth II Fund*                                                 3,360,863          (2,570,333)
          AET Equity Index I Fund*                                                   7,176,737          (5,387,382)
          AET Horizon Medium - Term Fund*                                            4,107,463          (2,221,793)
          Pimco Total Return Fund                                                       31,343              (5,906)
          Alliancebern Growth Income Fund                                              772,762            (484,520)
          Heartland Value Fund                                                       4,497,083          (1,472,231)
          Brown Capital Management Small Co Fund                                     1,336,872          (1,056,036)
          Artisan International Investor Fund                                          406,155            (332,760)
          AET Horizon Short-Term Fund*                                                  53,608              (9,970)
          AET Horizon Long-Term Fund*                                                  279,948             (76,660)
          AXP Mutual Fund*                                                                              (1,984,145)
          AXP Blue Chip Advantage Fund*                                                                 (2,122,929)
          AIM Constellation Fund                                                                        (1,202,718)
          ---------------------------------------------------------------------------------------------------------

          Net appreciation (depreciation)                                          $48,165,888        $(26,481,729)
          =========================================================================================================



          *Party-in-interest

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 6    TAX STATUS

          The Plan obtained its latest determination letter on October 23, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          For purposes of completing the Company's Form 5500, certain past due participant loans are deemed to be distributions. Accordingly, the balances reported for participants' loans and benefits paid to participants are reported at different amounts from those in the financial statements.

          The following is a reconciliation of participants' loans per the financial statements at December 31, 2003 and 2002 to Form 5500:


                                                                                       2003                2002
          ---------------------------------------------------------------------------------------------------------
          Participants' loans per the financial statements                          $6,995,730          $8,134,682
          Deemed distributed loans                                                    (187,155)            (64,287)
          ---------------------------------------------------------------------------------------------------------

          Participants' loans per the Form 5500                                     $6,808,575          $8,070,395
          =========================================================================================================


          The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 to Form 5500:




                                                                                       2003                2002
          ---------------------------------------------------------------------------------------------------------
          Benefits paid to participants per the financial statements               $22,648,681         $22,844,602
          Deemed distributed loans                                                     187,155              64,287
          ---------------------------------------------------------------------------------------------------------

          Benefits paid to participants per the Form 5500                          $22,835,836         $22,908,889
          =========================================================================================================

SUPPLEMENTAL SCHEDULE
-------------------------------------------------------------------------------

SHOPKO STORES, INC. SHARED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003


-------------------------------------------------------------------------------------------------------------------------

      IDENTITY OF ISSUE,                      DESCRIPTION OF INVESTMENT
     BORROWER, LESSOR, OR            INCLUDING MATURITY DATE, RATE OF INTEREST,             SHARES OR           FAIR
         SIMILAR PARTY                   COLLATERAL, PAR, OR MATURITY VALUE                 FACE VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------
Common Stock                    ShopKo Stores, Inc.*                                         1,671,642      $ 20,220,341
-------------------------------------------------------------------------------------------------------------------------

Mutual Funds                    AXP New Dimensions Fund*                                     2,783,201        66,462,836
                                Templeton Foreign Fund                                       2,317,811        24,661,507
                                Pimco Total Return Fund                                        779,745         8,351,066
                                Alliancebern Growth Income Fund                              1,173,672         3,978,747
                                Heartland Value Fund                                           342,556        17,518,323
                                Brown Capital Management Small Co Fund                         212,941         6,330,747
                                Artisan International Investor Fund                            113,608         2,148,326
-------------------------------------------------------------------------------------------------------------------------
                                Total mutual funds                                                           129,451,552
-------------------------------------------------------------------------------------------------------------------------

Pooled Collective Funds         AETC Stable Capital Fund II*                                 4,664,431        81,198,414
                                AETC Money Market Fund I*                                    1,260,253         1,260,253
                                AET Midcap Growth II Fund*                                   1,157,936        18,127,491
                                AET Equity Index I Fund*                                       978,289        32,976,176
                                AET Horizon Short-Term Fund*                                    37,269           714,477
                                AET Horizon Medium-Term Fund*                                1,314,000        30,369,174
                                AET Horizon Long-Term Fund*                                     74,702         1,763,635
------------------------------------------------------------------------------------------------------------------------
                                Total pooled collective funds                                                166,409,620
-------------------------------------------------------------------------------------------------------------------------

Participants' Loans*            5.0% to 15.1%                                                6,995,730         6,995,730
-------------------------------------------------------------------------------------------------------------------------

                                Total assets (held at end of year)                                          $323,077,243
=========================================================================================================================





*Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Shared Savings Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.


                                        SHOPKO STORES, INC. SHARES SAVINGS PLAN
                                                    (Name of Plan)



Date:  June 25, 2004                    By:  /s/R. John Pindred

                                        R. John Pindred
                                        ShopKo Stores, Inc. Shared Savings Plan
                                        Retirement Committee Chairman